FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

Press Release dated November 26, 2003 (“RIM Introduces New Tri-Band BlackBerry Handheld with Color Screen for Business Users in Europe")

Press Release dated November 26, 2003 (“America Movil and RIM Launch BlackBerry Wireless Solution in Mexico")

Page No 3 2

Document 1

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November 26, 2003

FOR IMMEDIATE RELEASE

RIM INTRODUCES NEW TRI-BAND BLACKBERRY HANDHELD WITH COLOR SCREEN FOR BUSINESS USERS IN EUROPE

O2 UK First to Deliver New BlackBerry 7730™ to Corporate Customers

Waterloo ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today unveiled the new BlackBerry® 7730 Wireless Handheld™ for mobile professionals in Europe. The BlackBerry 7730™ features a large, bright, color screen, supports worldwide international roaming* on GSM/GPRS networks and delivers email, phone, SMS, browser and organizer applications. The new, Java™-based BlackBerry 7730 is available today for corporate customers in the United Kingdom through O2. Details on pricing and roaming services are available from O2.

“In addition to the phone and email, many of our corporate customers use their BlackBerry handheld to wirelessly access the Internet and a variety of corporate data applications on their company Intranet,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The high-resolution color screen and the large display make the BlackBerry 7730 ideal for business users that need access to corporate applications while out of the office.”

Laurence Alexander, Products Director O2 UK said: “We are delighted to offer our customers the latest BlackBerry handheld from RIM. We were the first mobile operator to bring BlackBerry to Europe and it has proved to be a great success. Our relationship with Research In Motion continues to go from strength to strength. This latest announcement is a great example of how we are working together to bring our customers a wide range of data solutions to meet a variety of business needs. The O2 portfolio now includes a range of monochrome and color BlackBerry handhelds at prices to suit all.”

Adam Oliver from BT’s Chief Information Officer’s Team is one of the first customers to trial the new BlackBerry 7730 and is preparing to roll it out within BT. He says: “We currently deploy around 2,500 BlackBerry handhelds across the organization and have always found the benefits to be dramatic. BlackBerry fits in perfectly with BT’s ethos, which is to achieve an agile business and a flexible lifestyle.”

“The BlackBerry 7730 keeps all the best elements of earlier BlackBerry handhelds, like the superb infrastructure and easy, intuitive interface, but adds exciting new possibilities through the color screen. We are considering new applications enabled by the high resolution color screen, such as mapping and other graphics for engineers in the field, who would normally be reliant on laptops,” Oliver continued. “The transition to the BlackBerry 7730 is absolutely painless and the fact that BlackBerry has retained a similar design for the hardware means that training needs are minimal. As ever with BlackBerry, the BlackBerry 7730 allows me to worry about business while BlackBerry worries about connectivity.”

Introducing the BlackBerry 7730 Wireless Handheld:

  Ideal for mobile professionals who want to manage all of their corporate data and communications from a single, integrated handheld.
  A high-resolution color screen that supports over 65,000 colors while maintaining superior battery life.
  Cradle-free wireless email synchronization.
  Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).
  Support for international roaming (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use one handheld while travelling with no need to change their phone number or email addresses.
  A push-based wireless architecture that delivers messages automatically.
  A wireless extension to existing email accounts including Microsoft® Exchange or IBM Lotus® Domino™ email accounts.
  An easy-to-use ‘thumb-typing’ keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.
  Backlit screen and keyboard for easy reading and typing during day or night.
  16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.
  A pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

* Check with carrier for GSM/GPRS roaming services

O2 Roaming

O2 UK currently has GPRS roaming agreements in many countries including Europe, North American and the Far East.  For a list of O2 roaming networks see the O2 web site www.o2.co.uk.

About O2

O2 aims to enrich customer’s lives by enabling them to get the most from their mobile. As a leading provider of mobile services to consumers and businesses in the UK, O2 offers a range of services including text, media messaging, games, always on data connections (via “GPRS”) and much more. Other services under development include music over mobile and mobile video. O2 is the UK market leader in mobile data services such as text, with over half a billion messages being sent by O2 customers each month. O2 has approximately 12 million customers in the UK.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: For Europe: Tilly Quanjer RIM Europe +44 (0) 1784 223987 tquanjer@rim.net
For North America, Asia Pacific and Latin America: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations +001(519) 888-7465, investor_relations@rim.net

To download images of the new BlackBerry 7730 handheld for Europe, plus other BlackBerry products, please visit http://www.blackberry.com/uk/news/products/index.shtml.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

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November 26, 2003

FOR IMMEDIATE RELEASE

AMERICA MOVIL AND RIM LAUNCH BLACKBERRY WIRELESS SOLUTION IN MEXICO

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry® wireless solution in Latin America for the first time through Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), a wholly owned subsidiary of América Móvil and its operating company in Mexico. The companies will offer BlackBerry to mobile professionals in Mexico next week, operating on Telcel’s nationwide GSM/GPRS network.

BlackBerry is the industry leading wireless solution for business professionals that want to stay connected and productive on the go. BlackBerry integrates hardware, software and services in an end-to-end solution to provide the best combined wireless email/data/phone experience.

RIM’s Java™-based BlackBerry Wireless Handhelds™ are sleek and lightweight with always-on operation and provide users with an all-in-one wireless solution that supports email (including email attachments), mobile phone, intranet, web, SMS (Short Message Service) and organizer applications.

BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ to enable secure, push-based access to email with two-way wireless synchronization between the users’ handheld and email account. BlackBerry Enterprise Server also includes a feature called Mobile Data Service that is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports additional wireless corporate data access and interaction capabilities beyond email.

Telcel’s nationwide GSM/GPRS network provides high-speed voice and data services in more than 315 cities throughout Mexico. As of June 30, 2003, Telcel has more than 21.3 million wireless subscribers. The powerful combination of Telcel’s leading network services and RIM’s BlackBerry solution provides corporate customers in Mexico with all of their wireless email/data/phone needs in a single solution.

Beginning next week, customers will be able to purchase BlackBerry from Telcel through their corporate account managers.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465, investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 26, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance